

Valpey-Fisher Corporation

2002

ANNUAL

REPORT

Financial Highlights

	2002	2001
Continuing operations:		
Net sales	$ 7,294,214	$ 16,897,138
Operating (loss)	(4,201,192)	(1,458,455)
Earnings (loss) before income taxes	(3,987,737)	4,294,348
Net earnings (loss)	(2,789,737)	2,751,348
Discontinued operations:		
Net earnings (loss)	(99,000)	-
Net earnings (loss)	$ (2,888,737)	$ 2,751,348
Basic earnings (loss) per share:		
Continuing operations	$ (.67)	$ .66
Discontinued operations	(.02)	-
	$ (.69)	$ .66
Diluted earnings (loss) per share:		
Continuing operations	$ (.67)	$ .64
Discontinued operations	(.02)	-
	$ (.69)	$ .64

TABLE OF CONTENTS

To Our Stockholders:

Valpey-Fisher's performance for 2002 continues to reflect our dependence on the communication market, which continued to decline last year. We expect that over the first half of 2003 business will bottom out as inventories and older designs get flushed through the system. In the latter half of 2003 we expect some increase, although modest, and in 2004 all indications are that growth, although single digit, will begin.

Our sales dropped 57% to $7,294,000 resulting in an operating loss of $4,201,000. This loss reflects additional provisions for inventory obsolescence. The continued softness in the market has resulted in the large inventory overhangs at the supplier base and at the equipment manufacturers. However, the inventory obsolescence offers a mixed blessing. On the positive side it has allowed us to position ourselves with new product approvals when the market turn finally comes. On the negative side it has expedited the obsolescence of even more inventory for mature products, which is the principal reason for our action in writing off the additional inventories.

The main cause for the continued drop in sales is primarily the result of significant capacity that was built-out by our industry in 1999 and 2000. Our backlog at year-end was $1.1 million compared to the prior year of $1.4 million.

Our net loss in 2002 was $2,889,000 ($.69 per diluted share) compared to net earnings of $2,751,000 ($.64 per diluted share) in 2001. The net loss in 2002 includes a loss of $99,000 from discontinued operations. By comparison, the net earnings in 2001 were positively impacted by investment gains, primarily from the sale of our investment in MetroWest Bank of $3,551,000 ($.83 per diluted share).

While it is very disappointing to have realized operating losses over the past two years, our Company remains strong and is able to invest in people and continued new product development. Our continued efforts in the development of advanced products in Omsk, Russia is expected to generate sales in the later part of 2003 as a result of considerable sampling of products and the start of new qualifications.

In our 3rd quarter report, we announced the appointment of Michael J. Ferrantino as President, CEO and a Director of the Company. Mr. Ferrantino is a seasoned veteran of the electronic business with a successful track record. His proactive operating and marketing skills are already having a positive impact on our Company.

To Our Stockholders Continued

After assessing the skill sets of our employees we had a reduction in our workforce last October of approximately 15%. Since then we have added key engineering, sales and marketing people. During the current year, we expect to improve yields, factory efficiency and increased market share as a result of these moves.

In our 2001 annual report we cautioned that 2002 would also be a year of challenges and it certainly has been. While the industry slump has continued through 2002, the cyclical nature of the business indicates we should anticipate improvement. Coupling our financial strength with our new leadership, we have positioned the company to grow both organically and when the occasion arises take advantage of external growth opportunities. We continue to review all our options in our efforts to realized shareholder value.



Ted Valpey, Jr.
Chairman of the Board



Michael J. Ferrantino
President and Chief Executive Officer

March 6, 2003


Valpey-Fisher Corporation
"Creating Harmony Through Time"

Valpey-Fisher specializes in designing, producing/importing, and marketing a broad range of quartz crystals and oscillators and ultrasonic transducer devices. The company is one of the few remaining "full line" crystal and oscillator manufacturers with the capability to meet a complete range of customer frequency control requirements, including standard and custom designs. By offering both technologically leading and mature products Valpey-Fisher provides competitive advantages to its customer. Valpey-Fisher received its ISO-9001 registration for the design and manufacture of crystals and crystal oscillators in 1997.

Valpey-Fisher's quartz crystals and oscillators are used as intergral components in electronic circuitry to assure precision timing and frequency reference. Major markets for the company's products include telecommunications, computer and computer peripheral equipment, scientific, instrumentation, industrial and aerospace markets. The majority of Valpey-Fisher's revenue is currently generated by the telecommunications market, including the wireless, networking and optical networking segments. The company's crystals and oscillators are used in telecommunications infrastructure equipment such as bandwidth multipliers, networking switches and routers, cellular base stations, transceivers, and multiplexers.

Valpey-Fisher continues to pursue leading edge technologies requiring miniature packaging, high frequency stability and low phase jitter. Our proprietary etching process significantly extends the performance capabilities of our products enabling tight frequency stability, wide pullability, and very low phase jitter. During 2002,we released to production, the world's smallest and lowest power consumption OCXO (oven controlled crystal oscillator). We believe this product and others will provide Valpey-Fisher with opportunities in the wireless, medical, optical networking, high-speed data communications, telecommunications and instrumentation markets. We expect these products will also find markets in Stratum 3E Telephony and with miniaturization for use in high-precision battery powered equipment, SARSAT beacons, and precision GPS receivers.

Valpey-Fisher's ultrasonic transducer devices are sold to the NDT (nondestructive testing), industrial, research and biomedical markets. NDT markets include defense and aerospace, automotive, energy, metals, railroad and shipbuilding. Applications include weld testing, flaw detection, thickness gauging, and corrosion inspection.

Five Year Financial Summary

Years Ended December 31,	2002	2001	2000	1999	1998
	(in thousands, except per share data)				
Continuing operations:					
Net sales	$ 7,294	$ 16,897	$ 26,408	$ 14,026	$ 12,062
Gross profit (loss)	(1,346)	2,287	7,861	3,332	2,672
Earnings (loss) before income taxes	(3,988)	4,294	5,019	226	192
Income (taxes) benefit	1,198	(1,543)	(1,950)	(68)	13
Earnings (loss)	(2,790)	2,751	3,069	158	205
Discontinued operations - net of income tax expense (benefit)	(99)	-	(90)	809	680
Net earnings (loss)	$ (2,889)	$ 2,751	$ 2,979	$ 967	$ 885
Basic earnings (loss) per share: (1)					
Continuing operations	$ (.67)	$ .66	$ .75	$ .04	$ .05
Discontinued operations	(.02)	-	(.02)	.20	.17
	$ (.69)	$ .66	$ .73	$ .24	$ .22
Diluted earnings (loss) per share: (1)					
Continuing operations	$ (.67)	$ .64	$ .70	$ .04	$ .05
Discontinued operations	(.02)	-	(.02)	.20	.17
	$ (.69)	$ .64	$ .68	$ .24	$ .22
Cash dividends per share (1)	$ -	$ -	$ .13	$ -	$ 1.17
Total assets, end of year	$ 15,151	$ 18,841	$ 19,654	$ 16,532	$ 16,502
Long-term debt, end of year	$ -	$ 1,277	$ -	$ -	$ 1,993

(1) Amounts reflect the 3 for 2 stock split distributed on November 27, 2000.

Management's Discussion and Analysis

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Management believes that judgments and estimates related to the following critical accounting policies could materially affect its consolidated financial statements.

Accounts receivable – The Company performs on-going credit evaluations of its customers and assesses the collectability of its accounts receivable based on a number of factors including the customer's financial condition and collection history, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

Inventory – The Company estimates the carrying value of its inventory based upon historic usage and management's assumptions relating to projected customer purchases, product design changes and product obsolescence. The changing technology markets that we supply also affect these estimates. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Income Taxes – The Company has recorded deferred tax assets and liabilities resulting from differing treatment of items for tax and financial statement reporting purposes. The Company must estimate its income tax valuation allowance by assessing which deferred tax assets are more likely than not to be recovered in the future. Based on our assessment of the realization of these assets, the Company has recorded a valuation allowance of $631,000 at December 31, 2002. In reaching our conclusion, we evaluated the existence of deferred tax liabilities that can be used to absorb deferred tax assets, the deductibility of the disposal of scrap and worthless inventory, taxable income in prior carryback years and taxable income by jurisdiction in which we operate and the period over which the deferred tax assets would be recoverable. In the event that actual results differ from these estimates in future periods, the Company may need to establish an additional valuation allowance or reduce the valuation allowance, which could materially impact our financial position and results of operations.

Financial Condition and Liquidity

Cash and cash equivalents amounted to $5,758,000 at December 31, 2002, a decrease of $202,000 from the December 31, 2001 level.

Accounts receivable decreased $1,329,000 from the 2001 level mainly as a result of a reduction in the days sales outstanding from 106 days in 2001 to 56 days in 2002. Refundable income taxes increased $1,093,000 over 2001 as a result of the current year's loss which is being carried-back to offset prior years taxable income. Inventory decreased $2,441,000 from the 2001 level mainly as a result of orders being filled from existing inventory, a continuing control on inventory purchasing and a $1,100,000 inventory provision for excess and obsolete inventory as a result of lower sales volume. Accounts payable and accrued liabilities decreased $341,000 mainly due to the lower business level.

Capital expenditures amounted to $255,000 in 2002. The Company expects capital expenditures for 2003 to approximate the 2002 level.

During 2002, the Company received $187,000 in cash as the final proceeds from the sales of a former subsidiary in 2000 and the related real estate in 2001and recorded a total pre-tax gain of $187,000 on these sales.

The Company repaid $403,000 of its term debt during 2002.

During 2002, the Company purchased 45,400 shares of its common stock for $134,000 and retired these shares. Under authorizations from the Board of Directors, at December 31, 2002 the Company is authorized to purchase up to an additional 55,800 shares of stock.

While the Company is projecting a loss in 2003 based on the current telecom market conditions, the Company believes that, based on its current working capital and the expected cash flows from operations, its resources are sufficient to meet the financial needs and to fund the capital expenditures for the projected levels of business in 2003.

Results of Operations – 2002 versus 2001

Net sales from continuing operations decreased $9,603,000 or 57% from 2001 primarily due to the continued sharp drop in the demand for the Company's products from the telecom market. The Company has experienced a drop-off in market demand for its products beginning in the first quarter of 2001 and continuing to date as customers have reported slower growth rates and excess inventory levels. In addition, some customers requested order cancellations. As a result of the continued decline in market demand, the Company began 2002 with a backlog of $1.4 million versus a backlog of $16.4 million at the beginning of 2001. We believe that market conditions for our products, in particular the telecom market, have not "bottomed out", and near-term visibility continues to be poor. The telecom industry continues to operate at low levels of production with customers not willing to commit to forecasts and long-term contracts. Orders for the most part continue to be small with near-term delivery dates. The Company's backlog at December 31, 2002 was $1.1 million.

During 2002, the Company reported a $1,346,000 gross loss on sales compared to a gross profit of $2,287,000 in 2001. The main reasons causing the negative gross profit on sales in 2002 were the adverse impact of allocating the fixed overhead expenses over the lower sales volume and the $1.1 million provision for excess inventory. During the current year, direct labor and raw material costs, as percentages of sales, remained fairly equal to those in 2001.

Selling and advertising expenses decreased $910,000 (38%) from 2001 mainly due to the lower sales commission expense to the Company's outside manufacturers' representatives as a result of the decrease in sales and a reduction in advertising and promotional expenses. General and administrative expenses remained relatively level with 2001.

During 2002, the Company received $187,000 in cash as the final proceeds from the sales of a former subsidiary in 2000 and the related real estate in 2001and recorded a total pre-tax gain of $187,000 on these sales. Interest income increased $40,000 over 2001 mainly due to the higher average cash balances in the current year. Interest expense decreased $13,000 from 2001 mainly due to the lower interest rate on the outstanding term-debt.

The combined federal and state effective income tax rate for 2002 was 30% compared to 36% in 2001. The combined tax benefit rate of 30% in 2002 was less than the combined statutory rate of approximately 40%, mainly due to the Company providing a valuation allowance for its deferred tax assets. The combined federal and state tax rate of 36% in 2001 is lower than the statutory rate mainly due to a lower effective state tax rate in 2001.

Based on the significant decreases in sales and gross profit in 2002, the Company reported an operating loss of $4,201,000 in 2002 compared to an operating loss of $1,458,000 in 2001. Nonoperating income amounted to $213,000 in 2002 versus $5,753,000 in 2001 As a result; the Company reported a pre-tax loss from continuing operations of $3,988,000 in 2002 compared to pre-tax earnings of $4,294,000 in 2001. The loss from continuing operations amounted to $2,790,000 in 2002 versus earnings of $2,751,000 in 2001. Discontinued operations net of income tax benefit reported a loss of $99,000 in 2002. In total, the Company reported a net loss of $2,889,000 in 2002 compared to net earnings of $2,751,000 in 2001.

Results of Operations – 2001 versus 2000

Net sales from continuing operations decreased $9,511,000 or 36% from 2000. The main reason for the sales decrease from last year was the sharp drop in the demand for the Company's products from the telecommunications, networking, and wireless markets. The Company began to experience a drop-off in market demand during the first quarter of 2001 as customers began reporting slower growth rates and excess inventory levels. This drop-off in demand continued through the end of 2001. In addition, some customers requested order cancellations and push-out of deliveries. As a result of this continued market weakness, the Company's backlog at December 31, 2001 was $1.4 million compared to $16.4 million at December 31, 2000.

The gross profit percentage decreased to 14% in 2001 from 30% in 2000. The decrease in the margin percentage for 2001 was mainly due to an additional $1.7 million inventory provision for excess inventory and the negative impact of allocating the fixed overhead expenses over the lower sales level. Direct labor costs increased about 1.3% points over 2000 and material costs decreased about 2% points from 2001 mainly as a result of changes in sales mix.

Selling and advertising expenses decreased $626,000 (21%) from 2000 mainly due to lower sales commission expense to both the Company's employees and outside manufacturers' representatives as a result of the decrease in sales.

General and administrative expenses decreased $267,000 (16%) from 2000. The reduction in the provision for the management incentive bonus offset in part by increased personnel expenses was the primary reason for the lower expense.

During 2001, the Company sold its investment in marketable equity securities and its ownership share of real estate located in New Jersey and recorded a total pre-tax gain of $5,671,000 on these sales. Interest income decreased $62,000 from 2000 due to a combination of both lower average cash balance and lower interest rates in 2001. Interest expense increased $85,000 from 2000 due to increased levels of debt outstanding during 2001.

The effective income tax rate for 2001 was 36% compared to 39% in 2000. The lower rate in 2001 was primarily due to a lower effective state tax rate in the current year.

Based on the significant decreases in sales and gross profit in 2001, the Company reported an operating loss of $1,458,000 in 2001 compared to an operating profit of $3,222,000 in 2000. Nonoperating income amounted to $5,753,000 in 2001 versus $1,796,000 in 2000. As a result, the Company reported pre-tax earnings from continuing operations of $4,294,000 in 2001 compared to $5,019,000 in 2000. Earnings from continuing operations amounted to $2,751,000 in 2001 versus $3,069,000 in 2000. Discontinued operations reported a loss of $90,000 in 2000. In total, the Company reported net earnings of $2,751,000 in 2001 compared to $2,979,000 in 2000.

Quantitative and Qualitative Disclosures about Market Risk

The Company's cash balances in excess of operating requirements are currently invested in money market accounts. These money market accounts are subject to interest rate risk and interest income will fluctuate in relation to general money market rates. Based on the cash and cash equivalent balance at December 31, 2002, and assuming the balance was totally invested in money market instruments for the full year, a hypothetical 1% point decline in interest rates would result in an approximate $57,600 decrease in interest income.

The Company purchases certain inventory from and sells product in foreign countries. As these activities are currently transacted in U.S. dollars, they are not subject to foreign currency exchange risk. However, significant fluctuation in the currencies where the Company purchases inventory or sells product could make the U.S. dollar equivalent of such transactions more or less favorable to the Company and the other involved parties.

Forward-Looking Statements

This Annual Report, including Management's Discussion and Analysis, the Letter to Stockholders and Operations, contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Words such as "expects", "believes", "estimates", "plans" or similar expressions are intended to identify such forward-looking statements. The forward-looking statements are based on the Company's current views and assumptions and involve risks and uncertainties that include, but not limited to: the ability to develop, market and manufacture new innovative products competitively, the fluctuations in product demand of the telecommunications industry, the ability of the Company and its suppliers to produce and deliver materials and products competitively, and the ability to limit the amount of the negative effect on operating results caused by pricing pressure.

Recent accounting pronouncements

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations", effective for years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is currently evaluating the effect of this Statements, however, the adoption of this SFAS is not expected to have a material effect on the Company's financial position, results of operations and cash flows.

The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", for the year beginning January 1, 2002. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The adoption of this standard had no material effect on the Company's results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, is effective for exit activities initiated after December 31, 2002, and requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Previous accounting guidance recognized a liability for an exit at the date of a commitment to an exit plan. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

In November 2002, the FASB issued interpretation No. (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The interpretation expands on the accounting guidance of SFAS Nos. 5, 57, and 107 and incorporates without change the provisions of FASB FIN 34, which is being superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letter of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year-end. The disclosure requirements are effective for interim or annual periods ending after December 15, 2002. The Company is currently evaluating the impact of this interpretation to the consolidated financial statements as of December 31, 2002 and will continue to evaluate the potential impact of this interpretation on a prospective basis.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities". Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures. Under the interpretation, certain entities known as "Variable Interest Entities" (VIE) must be consolidated by the primary beneficiary of an entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIE's in which a significant (but not majority) variable interest is held, certain disclosures are required. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. At December 31, 2002, the Company is not aware of any formed entity that could qualify the Company as primary beneficiary.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of SFAS No. 123," which is effective for financial statements for fiscal years ending after December 15, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. This Statement also amends the disclosure requirements of SFAS No. 123. The Company will continue to account for stock-based compensation of employees using Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and will continue to apply the disclosure only provisions of both SFAS Nos. 123 and 148.

Consolidated Balance Sheets

December 31,	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 5,758,055	$ 5,959,755
Receivables, net	2,175,369	2,307,353
Inventories	2,027,886	4,469,315
Deferred income taxes and other current assets	1,109,408	1,468,446
Total current assets	11,070,718	14,204,869
Property, plant and equipment, at cost:		
Land and improvements	255,205	242,546
Buildings and improvements	1,996,354	1,996,354
Machinery and equipment	7,913,557	7,671,229
	10,165,116	9,910,129
Less accumulated depreciation	6,231,296	5,382,954
	3,933,820	4,527,175
Other assets	146,029	108,854
	$ 15,150,567	$ 18,840,898
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 1,277,402	$ 403,390
Accounts payable	269,375	475,405
Accrued liabilities	700,915	835,640
Income taxes	117,016	120,992
Total current liabilities	2,364,708	1,835,427
Deferred income taxes	704,145	754,045
Long-term debt	-	1,277,401
Stockholders' equity:		
Preferred stock, $1.00 par value-Authorized 1,000,000 shares; issued, none	-	-
Common stock, $.05 par value-Authorized 10,000,000 shares; issued and outstanding: 4,207,115 and 4,152,515 shares	210,356	207,626
Capital surplus	5,079,416	4,810,220
Retained earnings	7,067,442	9,956,179
Less unearned compensation	(275,500)	-
Total stockholders' equity	12,081,714	14,974,025
	$ 15,150,567	$ 18,840,898

See notes to consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31,	2002	2001	2000
Net sales	$ 7,294,214	$ 16,897,138	$ 26,407,735
Cost of sales	8,640,336	14,609,911	18,547,183
Gross profit (loss)	(1,346,122)	2,287,227	7,860,552
Selling and advertising expenses	1,456,295	2,365,802	2,991,528
General and administrative expenses	1,398,775	1,379,880	1,646,587
	2,855,070	3,745,682	4,638,115
Operating profit (loss)	(4,201,192)	(1,458,455)	3,222,437
Other income (expense):			
Gains on sales of marketable equity securities and assets	187,406	5,670,873	1,511,384
Interest income	107,571	67,760	130,151
Interest expense	(81,522)	(94,511)	(9,890)
Other, net	-	108,681	164,820
	213,455	5,752,803	1,796,465
Earnings (loss) from continuing operations before income taxes	(3,987,737)	4,294,348	5,018,902
Income tax benefit (expense)	1,198,000	(1,543,000)	(1,950,000)
Earnings (loss) from continuing operations	(2,789,737)	2,751,348	3,068,902
(Loss) from discontinued operations	(99,000)	-	(90,000)
Net earnings (loss)	$ (2,888,737)	$ 2,751,348	$ 2,978,902
Basic earnings (loss) per share:			
Continuing operations	$ (.67)	$ .66	$ .75
Discontinued operations	(.02)	.00	(.02)
	$ (.69)	$ .66	$ .73
Diluted earnings (loss) per share:			
Continuing operations	$ (.67)	$ .64	$ .70
Discontinued operations	(.02)	.00	(.02)
	$ (.69)	$ .64	$ .68

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31,	2002	2001	2000
Cash Flows from Operating Activities:			
Earnings (loss) from continuing operations	$ (2,789,737)	$ 2,751,348	$ 3,068,902
Adjustments to reconcile earnings from continuing operations			
to net cash provided (used) by operating activities:			
Depreciation and amortization	862,842	700,915	610,411
Changes in deferred income taxes	254,516	(491,000)	(75,000)
Gains on sales of marketable equity securities and assets	(187,406)	(5,670,873)	(1,511,384)
Tax benefit of restricted stock grant	110,900	-	-
Other	-	-	2,280
Changes in assets and liabilities:			
Receivables, net	1,054,145	2,340,924	(1,429,878)
Inventories	2,441,429	1,943,958	(3,159,863)
Other current assets	54,622	(71,313)	(10,335)
Accounts payable and accrued liabilities	(340,755)	(2,942,710)	1,762,600
Income taxes, net	(1,096,976)	(137,065)	(204,957)
Net cash provided (used) by operating activities	363,580	(1,575,816)	(947,224)
Cash Flows from Investing Activities:			
Capital expenditures	(254,987)	(2,176,310)	(1,275,764)
Collection of notes receivable	141,729	228,498	159,553
Proceeds from sales of assets	187,406	6,134,257	1,909,308
Other, net	(8,065)	(8,065)	(8,065)
Net cash provided by investing activities	66,083	4,178,380	785,032
Cash Flows from Financing Activities:			
Proceeds from long-term debt	-	2,000,000	-
Payments on long-term debt	(403,389)	(319,209)	(745,000)
Purchases of common stock	(133,974)	(31,602)	-
Dividends paid	-	-	(547,830)
Stock options exercised and other	5,000	81,376	53,967
Net cash provided (used) by financing activities	(532,363)	1,730,565	(1,238,863)
Cash (Used) by Discontinued Operations	(99,000)	-	(90,000)
Net Increase (Decrease) in Cash and Cash Equivalents	(201,700)	4,333,129	(1,491,055)
Cash and Cash Equivalents at beginning of year	5,959,755	1,626,626	3,117,681
Cash and Cash Equivalents at end of year	$ 5,758,055	$ 5,959,755	$ 1,626,626
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year by continuing operations for:			
Interest	$ 81,522	$ 94,511	$ 9,980
Income taxes	$ -	$ 2,281,262	$ 2,423,941

Noncash Investing and Financing Activities:
In 2002, the Company granted 100,000 shares of restricted stock to the President and Chief Executive Officer for $5,000. The shares issued under a Restricted Stock Agreement vest over a period of five years. Unearned compensation was recorded at the date of the grant based on the market value of $295,000. Unearned compensation, which is shown as a separate component of stockholders' equity, is being amortized over the five year vesting period.

In connection with the sale of certain assets of a product line in 2000, the Company recorded a receivable of $295,000. During 2000, the Company issued 127,500 common shares upon the conversion of the lender's warrants as payment for $255,000 of debt. (See Note 10)

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

	Common Stock		Capital	Retained	Unearned	Accumulated Other Comprehensive
	Shares	Amount	Surplus	Earnings	Compensation	Income (Loss)
Balance, January 1, 2000	3,975,169	$198,758	$4,460,347	$4,773,759	$ -	$1,744,433
Net earnings	-	-	-	2,978,902	-	-
Cash dividend paid ($.13 per share)	-	-	-	(547,830)	-	-
Exercise of stock options	28,346	1,417	52,550	-	-	-
Conversion of debt	127,500	6,375	248,625	-	-	-
Unrealized (loss) on marketable equity securities	-	-	-	-	-	(58,037)
Balance, December 31, 2000	4,131,015	206,550	4,761,522	7,204,831	-	1,686,396
Net earnings	-	-	-	2,751,348	-	
Exercise of stock options	31,500	1,576	79,800	-	-	-
Purchase and retirement of common stock	(10,000)	(500)	(31,102)	-	-	-
Reclassification adjustment for realized gain included in net earnings	-	-	-	-	-	(1,686,396)
Balance, December 31, 2001	4,152,515	207,626	4,810,220	9,956,179	-	-
Net (loss)	-	-	-	(2,888,737)	-	
Issuance of restricted stock	100,000	5,000	290,000	-	(290,000)	-
Purchases and retirement of common stock	(45,400)	(2,270)	(131,704)	-	-	-
Amortization of restricted stock grant	-	-	-	-	14,500	-
Tax benefit of restricted stock grant	-	-	110,900	-	-	-
Balance, December 31, 2002	4,207,115	$210,356	$5,079,416	$7,067,442	$ (275,500)	$ -

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

For the Years Ended December 31,	2002	2001	2000
Net earnings (loss)	$ (2,888,737)	$ 2,751,348	$ 2,978,902
Other comprehensive income (loss), before tax:			
Less reclassification adjustment for realized gain included in net earnings, net of income tax expense of $575,000	-	(1,686,396)	-
Unrealized (loss) on marketable equity securities, net of income tax benefit of $39,000	-	-	(58,037)
Other comprehensive (loss), net of tax	-	(1,686,396)	(58,037)
Comprehensive income (loss)	$ (2,888,737)	$ 1,064,952	$ 2,920,865

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Description of Business — The Company is involved in the design, production, import, and sale of quartz crystals and oscillators marketed primarily to customers operating in the telecommunications industry and the design, production and sale of ultrasonic transducer devices.

(2) Summary of Significant Accounting Policies:

Principles of consolidation — The accompanying consolidated financial statements include the accounts of Valpey-Fisher Corporation and its wholly owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates — The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates. Estimates include reserves for accounts receivable and inventory, useful lives of property, plant and equipment, accrued liabilities, and deferred income taxes.

Fair value of financial instruments — The carrying amounts of cash, cash equivalents, accounts payable and accrued expenses approximate fair value because of their short-term nature. The carrying amounts of the Company's debt instruments approximate fair value.

Cash equivalents — The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates market value. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions. At December 31, 2002, the majority of the Company's cash and cash equivalents balance were in excess of the applicable insurance limits.

Inventories — Inventories are stated at the lower of cost or market and are determined by the first-in, first out method (FIFO).

Property, plant and equipment — The Company uses the straight-line method of providing for depreciation and amortization of property, plant and equipment for financial reporting purposes and accelerated methods for tax purposes. The estimated lives used to compute depreciation and amortization are as follows: land improvements - 10 years, building and improvements - 15 to 40 years and machinery and equipment - 3 to 10 years.

Revenue recognition — Revenue is recognized when an agreement of sale exists, product delivery has occurred, pricing is fixed or determinable, and collection is reasonably assured.

Income taxes — The Company computes deferred income taxes based on the differences between the financial statement and tax basis of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Tax benefits associated with restricted stock grants are recorded to capital surplus in the year the tax benefits are realized.

Earnings (loss) per share — Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed by dividing net earnings (loss) adjusted for the after-tax interest expense reduction that would arise from the assumed conversion of the warrants, if dilutive, by the diluted weighted average shares outstanding. Diluted weighted average shares includes the weighted average number of common shares outstanding, the weighted average number of common shares that would have been outstanding if potentially dilutive common shares relating to stock options had been issued using the treasury stock method and the weighted average number of shares issued upon the conversion of the warrants, if dilutive.

Stock compensation plans — The Company applies the intrinsic value method, Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans. The Company provides the disclosure requirements of Statement of Financial Accounting Standards (SFAS) Nos. 123 and 148, "Accounting for Stock-Based Compensation," and related interpretations and amendments. The Company adopted the disclosure-only option under SFAS No. 123 "Accounting for Stock-Based Compensation." The following table illustrates the effect on net earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation.

	For the Year Ended December 31,		
	2002	2001	2000
Net earnings (loss), as reported	$ (2,888,737)	$ 2,751,348	$ 2,978,902
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	$ (123,442)	$ (72,518)	$ (95,263)
Pro forma net earnings (loss)	$ (3,012,179)	$ 2,678,830	$ 2,883,639
Basic net earnings (loss) per share, as reported	$ (.69)	$ .66	$ .73
Basic net earnings (loss) per share, pro forma	$ (.72)	$ .65	$ .70
Diluted net earnings (loss) per share, as reported	$ (.69)	$ .64	$ .68
Diluted net earnings (loss) per share, pro forma	$ (.72)	$ .63	$ .66

Comprehensive income (loss) — Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the year ending December 31, 2002, the Company had no items of other comprehensive income (loss). For the years ending December 31, 2001 and 2000, the only component of other comprehensive income (loss) for the Company was unrealized holding gains (losses) on available for sale marketable equity securities.

Recent accounting pronouncements — In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations", effective for years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is currently evaluating the effect of this Statements, however, the adoption of this SFAS is not expected to have a material effect on the Company's financial position, results of operations and cash flows.

The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", for the year beginning January 1, 2002. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The adoption of this standard had no material effect on the Company's results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, is effective for exit activities initiated after December 31, 2002, and requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Previous accounting guidance a liability for an exit cost was recognized at the date of a commitment to an exit plan. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized by the Company.

In November 2002, the FASB issued interpretation No. (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The interpretation expands on the accounting guidance of SFAS Nos. 5, 57, and 107 and incorporates without change the provisions of FASB FIN 34, which is being superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letter of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclase that information in its interim and annual financial statements. FIN 45 is effective on a prospective basis to guarantees issued of modified after December 31, 2002, regardless of the guarantor's fiscal year-end. The disclosure requirements are effective for interim or annual periods ending after December 15, 2002. The Company is currently evaluating the impact of this interpretation to the consolidated financial statements as of December 31, 2002 and will continue to evaluate the potential impact of this interpretation on a prospective basis.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities". Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures. Under the interpretation, certain entities known as "Variable Interest Entities" (VIE) must be consolidated by the primary beneficiary of an entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIE's in which a significant (but not majority) variable interest is held, certain disclosures are required. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. At December 31, 2002, the Company is not aware of any formed entity that could qualify the Company as primary beneficiary.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of SFAS No. 123," which is effective for financial statements for fiscal years ending after December 15, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. This Statement also amends the disclosure requirements of SFAS No. 123. The Company will continue to account for stock-based compensation of employees using Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and will continue to apply the disclosure only provisions of both SFAS Nos. 123 and 148.

(3) Gains on Sales of Marketable Equity Securities and Assets:

As part of the proceeds from the sale of its Bergen Cable Technologies, Inc. subsidiary, (BCT") in 1998 (see Note 4), the Company received a 10% stock and membership interest in the acquiring entities, Bergen Cable Technology, Inc. ("BCTI") and Bergen Real Estate L.L.C. ("BRE"). In the second quarter of 2001, the real estate owned by BRE was sold. In 2001, the Company received $182,700 in cash after estimated expenses for its ownership share in this company and recorded a pre-tax gain of $151,700 on the sale. In the fourth quarter of 2002, the Company received $32,400 in cash as its ownership share of the note receivable related to the sale and recorded a pre-tax gain of $32,400 on the sale. The Company had deferred any gain on its share of the note receivable pending collection of the note.

In 2002, the Company received $155,000 in cash and reported this amount as a gain on the sale of assets. This cash represented the Company's share of the net escrow balance from the sale of its common stock investment in BCTI in 2000. In the first quarter of 2000, the Company sold its common stock investment in BCTI received $1,319,000 in cash after estimated expenses and recorded a pre-tax gain of $1,226,000 on the sale. This gain did not include the Company's share of the sale escrow balance, less any claims for indemnity thereon, if any.

Notes Continued

In 2001, the Company sold its investment in marketable equity securities which consisted of 517,527 shares of MetroWest Bank common stock for $5,951,600 in cash. The Company recorded a pre-tax gain of $5,519,200 on the sale. The Company had valued these securities under SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" and had classified these securities as "available for sale". At December 31, 2000, this investment had a fair market value (based on quoted market prices) of $2,975,780 and the net unrealized gain included in "Accumulated Other Comprehensive Income" amounted to $1,686,400.

In 2000, the Company sold its real estate complex located in Northborough, Massachusetts for $550,000 in cash.and recorded a pre-tax gain of $272,000 on the sale.

In 2000, the Company sold certain assets of its piezoelectric and optical components product line. Sales proceeds consisted of approximately $40,000 in cash, a secured promissory note in the principal amount of $210,000 bearing interest at prime rate and a $103,000 noninterest bearing receivable discounted to $85,000 based on an imputed interest rate of 9.5%. The Company recorded a pre-tax gain of $13,000 on this sale. Sales from this product line amounted to approximately $987,000 in 2000.

(4) Discontinued Operations: In 1998, the Company sold all the assets of BCT (see note 3). As a result of this sale, the Company was required to perform environmental cleanup at the BCT site. During 2002, the Company expensed $150,000 to increase the environmental expense accrual to reflect the revised estimate to complete the remediation. This after-tax expense of $99,000 is presented in the Consolidated Statements of Operations under the caption "(Loss) from discontinued operations". As of December 31, 2002, a total of $950,000 has been expensed for the cleanup and $125,000 (see note 9) is accrued for future payments. These costs represent the Company's best estimate, but the ultimate costs will not be known until the remediation is complete.

(5) Receivables, net: Receivables, net of allowances, consist of the following:

	2002	2001
Accounts receivable, less allowance for doubtful accounts of $200,000 and $396,000	$ 776,369	$ 1,909,324
Refundable income taxes	1,375,000	282,000
Amounts due from the sales of discontinued operations and assets	24,000	116,029
	$ 2,175,369	$ 2,307,353

(6) Inventories, net: Inventories, net of reserves, consist of the following:

	2002	2001
Raw materials	$ 1,560,364	$ 3,572,844
Work in process	152,932	306,087
Finished goods	314,590	590,384
	$ 2,027,886	$ 4,469,315

(7) Income Taxes: The components of the provision (benefit) for income taxes are as follows:

	2002	2001	2000
Current:			
Federal (excluding $(51,000) and $60,000 income tax (benefit) expense from discontinued operations in 2002 and 2000, respectively)	$ (1,324,000)	$ 1,726,000	$ 1,607,000
State	(246,000)	308,000	418,000
	(1,570,000)	2,034,000	2,025,000
Deferred:			
Federal	(31,000)	(388,000)	(70,000)
State	(228,000)	(103,000)	(5,000)
	(259,000)	(491,000)	(75,000)
Valuation allowance	631,000	-	-
Total	$ (1,198,000)	$ 1,543,000	$ 1,950,000

The total income tax provision (benefit) differs from that computed by applying the federal income tax rate to income before income taxes. The reasons for the difference are as follows:

	2002	2001	2000
Income taxes at statutory rates	$ (1,355,800)	$ 1,460,100	$ 1,706,400
State income tax, net of federal tax benefit	(241,400)	135,300	272,600
Change in valuation allowance	631,000	-	-
Reversal of accruals	(235,000)	-	-
Other, net including dividend exclusion	3,200	(52,400)	(29,000)
	$ (1,198,000)	$ 1,543,000	$ 1,950,000

The tax effects of significant items comprising the Company's deferred tax assets and liabilities as of December 31, 2002 and 2001 are as follows:

	2002	2001
Deferred tax assets:		
Inventory valuation	$ 1,305,700	$ 1,090,500
Accruals and allowances	123,300	258,400
State tax carryforward	246,000	-
Valuation allowance	(631,000)	-
Net deferred tax assets	1,044,000	1,348,900
Deferred tax liabilities:		
Depreciation	383,300	379,400
DISC commissions	321,100	374,600
Total deferred tax liabilities	704,400	754,000
Net deferred tax assets	$ 339,600	$ 594,900

At December 31, 2002, the Company has a state tax loss benefit carryforward of $246,000 that expires in 2007. Due to the uncertainty of the realization of this state tax benefit and management's estimate that operating income and the reversal of future taxable temporary differences will more likely than not be sufficient to recognize all of the other deferred tax assets, the Company has established a valuation allowance of $631,000 at December 31, 2002. Other current assets include deferred income taxes of approximately $1,044,000 in 2002 and $1,349,000 in 2001.

(8) Profit Sharing and Savings Plan: The Company has a trusteed profit sharing 401(k) plan that covers all qualified employees. Under the profit sharing section of the plan, the Company may make contributions to the plan at the discretion of the Board of Directors. Profit sharing expenses amounted to $ 0 in 2002 and 2001 and $186,000 in 2000. Under the 401(k) section of the plan, the Company matched 50% of employee contributions up to 6% of compensation. Total Company contributions charged to operations were $58,000 in 2002, $58,000 in 2001 and $79,000 in 2000.

(9) Accrued Liabilities: Accrued liabilities consist of the following items:

	2002	2001
Employee compensation	$ 215,900	$ 199,200
Environmental costs	125,000	38,000
Other	360,015	598,440
	$ 700,915	$ 835,640

(10) Borrowing Arrangements: On February 27, 2001, the Company entered into a bank credit arrangement which includes an unsecured $2 million 5 year term promissory note and an unsecured $1.25 million revolving line of credit. The interest rate on the term note is at prime (4.25% at December 31, 2002) with a maximum rate of 6.62% and borrowings under the line of credit bear interest at LIBOR plus either 1.4% or 1.5% based on the option term chosen by the Company. There are no compensating balance or commitment fees under the arrangement. The credit arrangement includes certain typical financial covenants, including among other things, a minimum tangible net worth, an interest coverage ratio, and a limit on the total amount of capital stock repurchases. At December 31, 2002, the Company was not in compliance with the interest coverage ratio and the limit on the amount of capital stock repurchases during 2002. On March 18, 2003, the Company paid off the outstanding term-debt balance and the above borrowing arrangements terminated. As a result, the total outstanding amount of the term debt has been classified as current portion of long-term debt. The Company had no borrowings outstanding under the line of credit at December 31, 2002.

In January 2000, the Company paid $745,000 in cash and issued 127,500 shares of common stock as payment in full for the $1 million remaining portion of a 10% $2 million Term Debt Note due on June 30, 2000. In this transaction, the Company issued the lender transferable common stock warrants to purchase 127,500 shares of the Company's common stock at $3.17 per share less certain adjustments.

(11) Stockholders' Equity: The Company has 4,207,115 and 4,152,515 shares of its $.05 par value Common Stock outstanding at December 31, 2002 and 2001, respectively. During 2002, the Company acquired 45,400 shares of common stock at a cost of $134,000 and retired the shares. During 2001, the Company acquired 10,000 shares of common stock at a cost of $31,600 and retired the shares.

Under prior authorizations from the Board of Directors, the Company is authorized to purchase up to an additional 55,800 shares of stock through the open market or negotiated transactions

In the fourth quarter of 2002, the Company granted 100,000 shares of restricted stock to the President and Chief Executive Officer for $5,000. The shares issued under a Restricted Stock Agreement vest over a period of five years. Unearned compensation was recorded at the date of the grant based on the market value of $295,000. Unearned compensation, which is shown as a separate component of stockholders' equity, is being amortized over the five year vesting period. The amount amortized to expense in 2002 was $14,500. The tax effect of the difference between compensation expense for financial statement and income tax purposes is credited to capital surplus.

The Valpey-Fisher Corporation 2001, 1999 and 1992 Stock Option Plans allow for the granting of options to officers, key employees, and other individuals to purchase a maximum of 800,000 shares of the Company's common stock. The option price and terms are determined by the Company's Stock Option-Compensation Committee. The options granted may qualify as incentive stock options ("ISO's"). Through December 31, 2002, all options granted except for 90,000 options were ISO's. At December 31, 2002, the 1992 and 1999 Plans had no options available for future grant and 482,104 common shares reserved for issuance upon exercise of the outstanding stock options. At December 31, 2002, the 2001 Plan has 172,166 options available for future grants and 27,834 common shares reserved for issuance upon exercise of the outstanding stock options.

A summary of the status of the Company's fixed stock option plans as of December 31, 2002, 2001, and 2000, and changes during the years ended on those dates is presented below:

	2002		2001		2000	
	Number of shares	Weighted-Avg. Exercise Price	Number of shares	Weighted-Avg. Exercise Price	Number of shares	Weighted-Avg. Exercise Price
Outstanding, January 1	314,438	$3.89	473,188	$3.48	239,035	$2.37
Granted	207,500	3.24	10,000	4.23	270,000	4.26
Exercised	-	-	(31,500)	2.59	(28,347)	1.92
Forfeited	(12,000)	6.02	(137,250)	2.81	(7,500)	2.39
Outstanding, December 31	509,938	$3.57	314,438	$3.89	473,188	$3.48
Exercisable, December 31	174,157	$3.55	80,941	$3.40	53,494	$2.31

The following table summarizes information about fixed stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
		Weighted Average			
Range of Exercise Prices	Number Outstanding at 12/31/02	Remaining Contractual Life	Exercise Price	Number Exercisable at 12/31/02	Weighted Avg. Exercise Price
$ 1.83-1.95	26,188	4.6 years	$ 1.85	26,188	$1.85
$ 2.39-2.80	24,000	6.3	2.52	11,700	2.39
$ 3.25-4.28	438,000	8.3	3.36	125,769	3.39
$11.04	21,750	6.8	11.04	10,500	11.04
	509,938	8.1	$ 3.57	174,157	$ 3.55

The Company adopted the disclosure-only option under SFAS No.123 "Accounting for Stock-Based Compensation." The following table illustrates the effect on net earnings (loss), and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No.123 to stock-based compensation.

	For the Year Ended December 31,		
	2002	2001	2000
As Reported			
Net earnings (loss)	$ (2,888,737)	$ 2,751,348	$ 2,978,902
Basic net earnings (loss) per share	$ (.69)	$ .66	$ .73
Diluted net earnings (loss) per share	$ (.69)	$ .64	$ .68
Pro Forma			
Net earnings (loss)	$ (3,012,179)	$ 2,678,830	$ 2,883,639
Basic net earnings (loss) per share	$ (.72)	$ .65	$ .70
Diluted net earnings (loss) per share	$ (.72)	$ .63	$ .66

For purposes of the above pro forma disclosures, the estimated fair value of the options is amortized to expense over the five-year vesting period of the options The fair value of these options was estimated at the grant date using the Black-Scholes option pricing model with the following weighted-assumptions:

	For the Year Ended December 31,		
	2002	2001	2000
Expected dividend yield	0%	0%	0%
Risk-free interest rate	3.4%	5.1%	6.6%
Expected life of options in years	7	7	7
Assumed volatility	61%	55%	50%
Estimated fair value per share at date of grant	$ 1.79	$ 2.60	$ 2.56

(12) Earnings Per Share: The computation of basic and diluted earnings per share from continuing operations is as follows:

	2002	2001	2000
Basic:			
Earnings (loss) from continuing operations	$ (2,789,737)	$ 2,751,348	$ 3,068,902
Weighted average shares outstanding	4,165,659	4,138,363	4,107,079
Basic earnings (loss) per share from continuing operations	$ (.67)	$ .66	$ .75
Diluted:			
Earnings (loss) from continuing operations	$ (2,789,737)	$ 2,751,348	$ 3,068,902
Add: interest impact, net of tax, from the assumed debt reduction from the conversion of warrants	-	-	4,420
Adjusted earnings (loss) from continuing operations	$ (2,789,737)	$ 2,751,348	$ 3,073,322

	2002	2001	2000
Weighted average shares outstanding	4,165,659	4,138,363	4,107,079
Dilutive effect of stock options outstanding, using the treasury stock method	-	139,125	241,849
Conversion of warrants	-	-	9,432
Diluted weighted average shares outstanding	4,165,659	4,277,488	4,358,360
Diluted earnings per share from continuing operations	$ (.67)	$ .64	$ .70

In 2002, the Company had 509,938 options outstanding not included in the computation of dilutive shares since the Company had a net loss and the inclusion of such shares would be anti-dilutive.

(13) Other Income (Expense), net: Other, net consists of the following items:

	2001	2000
Dividends	$ 108,681	$ 144,908
Real estate operations	-	19,912
	$ 108,681	$ 164,820

(14) Industry Segment: The Company operates in one segment: the design, production, import, and sale of quartz crystals and oscillators and ultrasonic transducer devices.

One customer accounted for approximately 22% and 15% of net sales in 2002 and 2001, respectively. During 2000, two customers accounted for approximately 21% and 13% of net sales. Export sales to foreign markets are as follows:

	2002	2001	2000
Asia Pacific	$ 1,133,900	$ 401,100	$ 1,342,000
Canada	374,200	1,889,800	2,942,800
Europe and Middle East	345,600	1,518,500	1,744,100
Other	94,900	106,600	36,100
	$ 1,948,600	$ 3,916,000	$ 6,065,000

(15) Quarterly Financial Data (unaudited): Selected unaudited quarterly financial data for 2002 and 2001 is set forth below:

	First	Second	Third	Fourth
2002	(in thousands, except per share data)			
Net sales from continuing operations	$2,353	$1,722	$1,617	$1,602
Gross profit (loss)	163	(24)	(1,071)	(414)
Earnings (loss) before income taxes	(339)	(694)	(1,730)	(1,225)
Net earnings (loss) from:				
Continuing operations	(203)	(418)	(1,092)	(1,077)
Discontinued operations	(45)	-	-	(54)
Net earnings (loss)	$ (248)	$ (418)	$(1,092)	$(1,131)
Basic earnings (loss) per share:				
Continuing operations	$ (.05)	$ (.10)	$ (.26)	$ (.26)
Discontinued operations	(.01)	-	-	(.01)
	$ (.06)	$ (.10)	$ (.26)	$ (.27)
Diluted earnings (loss) per share:				
Continuing operations	$ (.05)	$ (.10)	$ (.26)	$ (.26)
Discontinued operations	(.01)	-	-	(.01)
	$ (.06)	$ (.10)	$ (.26)	$ (.27)

	First	Second	Third	Fourth
	(in thousands, except per share data)			
2001				
Net sales from continuing operations	$7,001	$4,913	$3,007	$1,976
Gross profit (loss)	2,016	1,225	408	(1,362)
Earnings (loss) before income taxes	830	289	(409)	3,584
Net earnings (loss) from:				
Continuing operations	498	173	(245)	2,325
Discontinued operations	-	-	-	-
Net earnings (loss)	$ 498	$ 173	$ (245)	$2,325
Basic earnings (loss) per share:				
Continuing operations	$ .12	$ .04	$ (.06)	$ .56
Discontinued operations	-	-	-	-
	$ .12	$ .04	$ (.06)	$ .56
Diluted earnings (loss) per share:				
Continuing operations	$ .11	$ .04	$ (.06)	$ .55
Discontinued operations	-	-	-	-
	$ .11	$ .04	$ (.06)	$ .55

Earnings (loss) per share calculations for each of the quarters are based on the weighted average number of shares outstanding for each period and the sum of the quarters may not necessarily be equal to the full year earnings per share amounts.

In the fourth quarter of 2002, net loss from continuing operations includes tax expense of $396,000 ($.09 basic and diluted (loss) per share) as a result of a provision for a deferred tax asset valuation allowance net of a tax accrual reversal.

The third quarter of 2002 gross profit (loss) includes a $.9 million inventory write-off provision for excess inventory.

In the second quarter of 2001, net earnings from continuing operations includes a gain on sale of assets of $91,200 ($.02 basic and diluted earnings per share). See Note 3.

In the fourth quarter of 2001, net earnings from continuing operations includes a gain on sale of assets of $3,460,000 ($.83 basic earnings per share and $.82 diluted earnings per share). See Note 3.

The fourth quarter of 2001 gross profit (loss) includes a $1.7 million inventory write-off provision for excess inventory.

Report of Independent Certified Public Accountants

To the Stockholders and Board of Directors of Valpey-Fisher Corporation:

We have audited the accompanying consolidated balance sheet of Valpey-Fisher Corporation and subsidiaries (the Company) as of December 31, 2002, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Valpey-Fisher Corporation and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Boston, Massachusetts
February 14, 2003
(except for the matters discussed in Note 10, as to which the date is March 18, 2003)

Independent auditors' report

To the Stockholders and Board of Directors of Valpey-Fisher Corporation (formerly MATEC Corporation):

We have audited the accompanying consolidated balance sheet of Valpey-Fisher Corporation (formerly MATEC Corporation) and subsidiaries as of December 31, 2001, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Valpey-Fisher Corporation (formerly MATEC Corporation) and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Boston, Massachusetts
February 15, 2002

Corporate Information

Board of Directors

Richard W. Anderson
Senior Vice President
Massachusetts Capital Resource Company
(Private investment company)

Michael J. Ferrantino
President and Chief Executive Officer
Valpey-Fisher Corporation

Eli Fleisher
Investor

Lawrence Holsborg
Investor

Michael P. Martinich
Consultant

John J. McArdle III
Investor

Robert W. Muir, Jr.
President
The Diamond Group
(Investment Company)

Ted Valpey, Jr.
Chairman of the Board,
Valpey-Fisher Corporation

Officers

Ted Valpey, Jr.
Chairman of the Board

Michael J. Ferrantino
President and Chief Executive Officer

Roman Boroditsky
Vice President and Director of Engineering

Michael J. Ferrantino, Jr.
Vice President of Sales and Marketing

Michael J. Kroll
Vice President, Treasurer and
Chief Financial Officer

Joseph Pavao
Vice President and Operations Manager

Edward Flamand
Controller

John J. McArdle III
Secretary

General Counsel
Shapiro Mitchell Forman Allen & Miller LLP
380 Madison Avenue
New York, New York 10017

Auditors
Grant Thornton LLP
98 North Washington Street
Boston, Massachusetts 02114

COMMON STOCK INFORMATION

Valpey-Fisher common stock is listed and traded on the American Stock Exchange under the symbol VPF. The range of high and low prices each quarter for the past two years is shown below:

For the years ended December 31,	2002		2001	
	High	Low	High	Low
4th quarter	$ 3.10	$ 2.40	$ 5.09	$ 3.51
3rd quarter	3.65	2.90	4.55	3.00
2nd quarter	7.19	3.20	5.65	3.75
1st quarter	6.09	3.10	9.00	4.25

No dividend was paid in 2002 or 2001.

The number of stockholders of record on March 18, 2003 was 858. This number does not include stockholders for whom shares are held in a "nominee" or "street" name.

ANNUAL MEETING: The Annual Meeting of Stockholders will be held at 10:00 a.m. on Thursday May 8, 2003, at the Company's headquarters at 75 South Street, Hopkinton, MA 01748.

Transfer Agent and Registrar

Equiserve
P.O. Box 43010
Providence, RI 02940-3010
(800) 426-5523
Internet: www.equiserve.com

Shareholder Inquiries

Shareholders of record should contact the Company's transfer agent regarding any changes in address, transfers of stock, replacement of lost stock certificates, and account consolidation

Valpey-Fisher Corporation
75 South Street, Hopkinton, Massachusetts 01748
Telephone: 508.435.6831 • Fax: 508.435.4496